Mail Stop 3561

August 15, 2007

Adam Anthony, Chief Executive Officer
Aftermarket Enterprises, Inc.
4339 Santa Fe Road #48-D
San Luis Obispo, California 93401-3306

      Re: **Aftermarket Enterprises, Inc.**
               Amendment No. 1 to Registration Statement on Form SB-2
               Filed July 20, 2007
               File No. 333-141676

Dear Mr. Anthony:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 4

Our Vendor Relationships Subject us to a Number of Risks, page 5

      1. We note your response to comment 10 in our letter dated April 26, 2007. In your new disclosure, you state that you would "attempt to provide" your customers with an alternative brand of brush bars and grill guards if you were unable to receive supplies from WAAG Los Angeles. Please disclose whether you believe you would be able to find an alternative supplier. If not, please state.

The Loss of Key Senior Management Personnel Could Negatively Affect Our…, page 5

      2. This risk factor appears to imply that you have more than one key employee. For example, you state that you depend on the continued services and performance of "key personnel, particularly Adam Anthony our president."

Also, you state that the "loss of any of our executive officer or other key employee could harm our business." Please revise to make clear that you have only one key employee, if true.

Our Expansion into New Product Areas Subjects Us to Business and…, page 7

3. Please revise this risk factor to disclose each new product area to which you are expanding and discuss the specific risk to you in each of these expansions.

Comparative Data, page 10

4. The percentage of total shares purchased by new investors assuming a minimum offering of 300,000 shares appears to be incorrect. Please revise as appropriate.

Use of Proceeds, page 11

5. We note that you estimate that $15,000 and $30,000 will be used to repay debt if the minimum or maximum, respectively, is raised; however, on page 23 under "Certain Relationships and Related Transactions," it appears that if a minimum of $50,000 is raised, then debt holders may demand payment for a total of $40,000 under the Holmes and Ascendiant notes. Please revise your disclosure or advise us.

Reports to Shareholders, page 16

6. We note your response to comment 20 in our letter dated April 26, 2007. Please revise the disclosure in this section and in your Additional Information section on page 27 to include our new address at 100 F Street, NE, Washington, DC 20549.

Description of Business, page 17

7. We note your response to comment 22 in our letter dated April 26, 2007. Regarding your references to the Specialty Equipment Manufacturer's Association on pages 19 and 22, please provide us with marked copies of the reports or studies by SEMA upon which you are relying.

Plan of Operation, page 22

8. In the second-to-last paragraph of this subsection, you state that you are "actively seeking relationships with car accessory suppliers to be able to start offering additional products." Please disclose the entities with which you are seeking relationships and the progress of your negotiations with them, if any.

Results of Operations, page 22

9. We note your response to comment 34 in our letter dated April 26, 2007. In your Results of Operations section, you state that you had revenues of $91,171 and losses of $7,729 for the year ended December 31, 2006. Also, you state that you had a net loss of $10,752 and sales of $69,323 for the quarter ended March 31, 2007. Please disclose the factors underlying your losses in these periods and quantify the effect that each factor had in your losses for each period. Also, please quantify your costs of goods sold and all other costs to you. In this regard, you state that your general and administrative costs for the period ended March 31, 2007 included the costs of your employee and office lease. Please quantify those costs.

Financial Statements, page F-1

10. Please update the financial statements and the related Management's Discussion and Analysis of Financial Condition and Results of Operations section as needed. Your financial statements must include a balance sheet as of a date less than 135 days before the effective date of your registration statement. See Item 310(g) of Regulation S-B.

Consolidated Balance Sheet, page F-3

11. We note that you improperly present Goodwill as a component of current assets. Please revise your presentation.

12. We note that you improperly present the subtotal line below, instead of above, the subtotal amount for total current liabilities. This comment also applies to the subtotal lines related to your presentation of gross profit and total expenses at page F-4 and total cash flows provided by operating and financing activities at page F-6.

Consolidated Statements of Stockholders' Deficit, page F-5

13. We note your response to comment 39 in our letter dated April 26, 2007. From this response, we note that you removed the line item "conversion of debt to equity" from the consolidated statements of stockholders' deficit. Please confirm, if true, that this transaction pertained to the financial statements of Everything SUV, LLC or Aftermarket Express, Inc. prior to your acquisition and, accordingly, the transaction is no longer applicable to your financial statements due to your revised treatment of the acquisition of Aftermarket Express, Inc. as a business combination under SFAS 141. Otherwise, please support the basis for your removal of the transaction from your financial statements.

Revenue Recognition, page F-8

14. We note from the disclosure provided in response to comment 40 in our letter dated April 26, 2007 that most of your products are shipped directly from the manufacturer to the customer, FOB destination. Therefore, please address the following:

- Please tell us the process by which you determine that the manufacturer has made a shipment to your customer.

- Please tell us, and expand your disclosure to indicate, whether you estimate the value of products that have shipped but that have not been received by the customer as of the balance sheet date. To the extent you prepare an estimate, please provide us a summary of the analysis used to determine your manufacturers' delivery times and the estimate of deferred revenue as of December 31, 2006 and March 31, 2007. Also, please tell us if you have compared your estimates of delivery times to actual historical experience. To the extent you do not prepare an estimate, please tell us why not.

Note 2. Business Acquisitions, page F-8

15. We note from your response to comment 44 in our letter dated April 26, 2007 and from the financial statements in Amendment No. 1 to your registration statement on Form SB-2 filed July 20, 2007 that you revised your treatment of the acquisition of Aftermarket Express, Inc. from reverse merger accounting to a business combination under SFAS 141. Therefore, please address the following:

- Please clearly label the column headings of your December 31, 2006 financial statements as "Restated."

- Please request your independent accountants to provide a report that includes an explanatory paragraph that identifies the nature of the restatements and refers the reader to the note that discusses the restatements in detail. See Auditing Standards Codification AU Sections 508.16 and 420.12.

- Please add a note to your financial statements to include a detailed description of the nature of the errors included in your Form SB-2 filed March 30, 2007. In your disclosure, please discuss all of the revisions made to your financial statements as of and for the period ended December 31, 2006. Please clearly disclose that your removed the results of operations for Aftermarket Express, Inc. prior to the date of acquisition.

In this regard, you may consider presenting a schedule in columnar form that reconciles the affected financial statement line items, including loss per share, to the as restated amounts. See paragraph 26 of SFAS 154.

- Please expand Note 2 Business Acquisitions to include all applicable disclosures under paragraphs 51-57 of SFAS 141.

- Please revise your filing to include the audited historical financial statements of Aftermarket Express, Inc. See Item 310(c) of Regulation S-B. In this regard, please note that the statements of equity/(deficit) should reflect the historical capital structure of Aftermarket Express, Inc.

- Please revise your filing to include the pro forma information showing the effects of the acquisition. See Item 310(d) of Regulation S-B.

16. It appears from our review of your financial statements that $31,260 of the $31,300 purchase price of Aftermarket Express, Inc. was allocated to goodwill. Please tell us the deliberative process that you went through in determining the purchase price allocation. Also, please tell us and disclose the business rationale that led you to pay such a premium over the fair value of the net assets acquired.

Consolidated Balance Sheet, page F-10

17. Please revise the line item caption, Retained earnings, to Accumulated deficit.

Unaudited Consolidated Statements of Operations and Deficit, page F-11

18. Please note that you are required under Rule 310(a) of Regulation S-B to provide statements of operations for the interim period up to the balance sheet date of your most recent fiscal quarter and the comparable period of the preceding fiscal year. As you were not incorporated until August 2006, please explain to us how you have results of operations for the three month period ended March 31, 2006. Accordingly, please remove the comparable prior year interim period results of operations from your financial statements or explain to us why a revision is unnecessary. This comment also applies to your Unaudited Consolidated Statements of Cash Flows at page F-12.

Recently Issued Accounting Pronouncements, page F-13

19. We advise you that the purpose of discussing recently issued accounting standards is to alert readers of potential material matters arising from a change to a new accounting standard which will be accounted for in financial statements of future periods, prospectively or with a cumulative catch-up

adjustment. Therefore, please replace your disclosure with a discussion of more recently issued accounting pronouncements. For each pronouncement, please disclose the impact, if any, that you expect the adoption will have on your financial statements.

<u>Signatures</u>

20. We note your response to comment 47 in our letter dated April 26, 2007. The signature lines are still blank. Please revise to include the name of each signatory and indicate whether it was signed by that person. Also, in the last signature block, please include the position of principal accounting officer for Adam Anthony in addition to his positions as chief executive officer, director, and chief financial officer.

<u>Exhibits</u>

21. Please update your independent auditor's consent with your next amendment.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Victor D. Schwarz, Esq.
        Via Facsimile